82-3708

THE ARVIND MILLS LIMITED

Naroda Road, Ahmedabad -380 025, India.
Phone : (079) 22203030 Fax : (079) 22201396

A MEMBER [redacted] GROUP

04036425

RECEIVED
2004 AUG 23 P 12:01
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

2nd August, 2004

Securities & Exchange Commission
Office of International -
Corporate Finance
Room 3094 - Stop 3-6
450 Fifth Street, N. W.
WASHINGTON, DC 20549

SUPPL

Dear Sirs,

Sub.:- Unaudited Financial Results for the quarter ended on 30th June, 2004.

We furnish herewith a Limited Review Report by the Auditors of the Company pursuant to Clause-41 of the Listing Agreement alongwith quarterly results of the Company for the quarter ended on 30th June, 2004.

Thanking you,

Yours faithfully,

R.V. Bhimani
Company Secretary

Encl.a.a.

PROCESSED
AUG 23 2004
THOMSON
FINANCIAL

dlw 8/23

SORAB S. ENGINEER & CO. (Regd.)
CHARTERED ACCOUNTANTS

TELEGRAMS : "WORTHTRUST"
TELEPHONE : 2204 17 89
2204 08 61
TELEFAX : (022) 2284 63 19
EMAIL : sorabs@hotmail.com

ISMAIL BUILDING,
381, DR. D. NAOROJI ROAD, FORT,
MUMBAI-400 001.

RECEIVED

2004 AUG 23 P 12:01

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

July 22, 2004

The Board of Directors,
THE ARVIND MILLS LTD.,
Naroda Road,
Ahmedabad-380 025.

We have reviewed the accompanying statement of unaudited financial results of The Arvind Mills Limited, for the period of three months ended 30th June 2004. This statement is the responsibility of the Company's Management and has been approved by the Board of Directors.

A review of interim financial information consists principally of applying analytical procedures for financial data and making inquires of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the generally accepted auditing standards, the objective of which is the expression of an opinion regarding the Financial Statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review conducted as above, nothing has come to our notice that causes us to believe that the accompanying statement of unaudited quarterly financial results, prepared in accordance with Accounting Standards and other recognised accounting practices and policies has not disclosed the information required to be disclosed in terms of Clause 41 of the Listing Agreement including the manner in which it is to be disclosed, or that it contains any material misstatement.

For SORAB S. ENGINEER & CO.
CHARTERED ACCOUNTANTS

N.D.ANKLESARIA
(PARTNER)
MEMBERSHIP NO. 10250

TRUE COPY
CERTIFIED BY
COMPANY SECRETARY

THE ARVIND MILLS LIMITED

Naroda Road, Ahmedabad - 380 025, India.
Phone : (079) 2203030 Fax : (079) 2201396

A MEMBER OF THE LALBHAI GROUP

UNAUDITED FINANCIAL RESULTS FOR THE QUARTER ENDED 30th JUNE, 2004

[Rs.in Crores]

Sr. No	Particulars	3 Months ended on 30/06/2004 (Unaudited) (1)	3 Months ended on 30/06/2003 (Unaudited) (2)	Year Ended on 31/03/2004 (Audited) (3)
1	Net Sales/Income from Operations	395.85	373.31	1435.28
2	Other Income	0.13	2.34	12.59
3	Total Expenditure :			
	(a) (Increase)/Decrease in Stock in Trade	(9.68)	(28.72)	(29.78)
	(b) Consumption of Raw Materials and Finish Goods Purchased	156.60	156.79	523.46
	(c) Staff Cost	29.54	25.84	110.50
	(d) Power & Fuel	49.80	40.99	157.53
	(e) Stores Consumption	33.41	31.68	117.84
	(f) Other Expenses	47.12	48.42	203.42
		306.79	**275.00**	**1082.97**
4	Interest & Finance Cost (Net)	33.63	35.44	113.29
5	Depreciation	36.67	37.13	150.31
6	Profit before Tax (1+2-3-4-5)	**18.89**	**28.08**	**101.30**
7	Provision for Taxation :			
	Deferred Tax	0.73	NIL	4.55
8	Net Profit (6-7)	**18.16**	**28.08**	**96.75**
9	Paid-up Equity Share Capital (Face Value Rs.10/- per share)	195.37	185.90	195.37
10	Reserves excluding revaluation reserves as per Balance Sheet			916.46
11	Basic Earning Per Share (Rs.)-(Not Annualised)	0.87	1.51	4.84
12	Diluted Earning Per Share (Rs.)-(Not Annualised)	0.87	1.48	4.84
13	Aggregate of non-promoter Shareholding			
	- No. of Shares	120991427	112165182	120978258
	- Percentage of Shareholding	61.93%	60.23%	61.92%

Notes:

1 Figures of the previous period/year have been regrouped wherever necessary.

2 During the quarter, the company has acquired 12,61,233 equity shares of Rs 10/- each aggregating to 1.56% of paid up equity capital of Arvind Products Limited,a subsidiary of the Company.

As per our report of even date attached

For Sorab S. Engineer & Co.
Chartered Accountants

N. D. Anklesaria
Partner

Mumbai
22nd July, 2004

For The Arvind Mills Limited

Arvind N. Lalbhai
Chairman

TRUE COPY
CERTIFIED BY
COMPANY SECRETARY

Arvind